MATERIAL CHANGE REPORT
FORM 51-102F3

Item 1.	Name and Address of Company
Algonquin Power & Utilities Corp. (“Algonquin”) 354 Davis Road Oakville, Ontario L6J 2X1
Item 2.	Date of Material Change
February 9, 2016
Item 3.	News Release
Algonquin issued two news releases through Marketwired on February 9, 2016, copies of which are attached hereto as Schedule A and Schedule B. The press releases were also filed on SEDAR.
Item 4.	Summary of Material Change

On February 9, 2016, Algonquin announced that a subsidiary of Liberty Utilities Co. (“Liberty Utilities”), the holder of Algonquin’s wholly owned regulated utility business, had entered into an agreement and plan of merger pursuant to which Liberty Utilities will indirectly acquire The Empire District Electric Company (“Empire”) and its subsidiaries (the “Acquisition”). Under the terms of the all-cash transaction, Empire’s shareholders will receive US$34.00 per common share, representing an aggregate purchase price of approximately C$3.4 billion (US$2.4 billion), including the assumption of approximately C$1.3 billion (US$0.9billion) of debt as of September 30, 2015. A copy of the news release relating to the Acquisition is attached hereto as Schedule A.

On February 9, 2016, Algonquin also announced that a wholly-owned subsidiary of Algonquin has agreed to sell $1.0 billion of 5.00% convertible unsecured subordinated debentures (“Debentures”) of Algonquin pursuant to a "bought deal" public offering (the “Offering”). The Debentures are being sold on an instalment basis at a price of $1,000 per Debenture, of which $333 is payable on the closing and the remaining $667 is payable on a date to be fixed in connection with the closing of the Acquisition. The proceeds of the initial instalment payment and the final instalment payment under the Offering will be used to finance, directly or indirectly, part of the purchase price payable for the Acquisition and other Acquisition-related expenses. A copy of the news release relating to the Offering is attached hereto as Schedule B.

Item 5.	Full Description of Material Change
Reference is made to the press releases attached as Schedule A and Schedule B hereto.
Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7.	Omitted Information
Not applicable.
Item 8.	Executive Officer

For further information please contact David Bronicheski, Chief Financial Officer of Algonquin, at (905) 465-4500
Item 9.	Date of Report
February 10, 2016

SCHEDULE A

News Release Relating to the Acquisition

(See attached.)

February 9, 2016

Algonquin Power & Utilities Corp. to Acquire
The Empire District Electric Company
in C$3.4 Billion (US$2.4 Billion) Transaction

Acquisition is expected to be significantly accretive to EPS and FFOPS

Highlights:

•	Major regulated utility acquisition results in a pro-forma Algonquin Power & Utilities Corp. asset base of C$8.9 billion

•	Empire shareholders to receive US$34.00 per common share in cash, representing a 21% premium to the closing share price on February 8, 2016

•	Aggregate purchase price of C$3.4 billion (US$2.4 billion), including assumed debt, represents a 1.49x multiple of Empire’s projected rate base and a 9.2x multiple of Empire’s 2017 EBITDA

•	Expected to be immediately accretive to APUC’s earnings per share (EPS) and funds from operations per share (FFOPS), positioning APUC for further growth

•	Average annual accretion to EPS and FFOPS expected to be approximately 7% to 9% and 12% to 14%, respectively, for the three year period following closing

•	Acquisition is aligned with APUC’s financial objectives and provides continuing support to APUC’s 10% annual dividend growth rate target

•	APUC’s financing plan designed to maintain strong investment grade credit rating

•	Shifts APUC’s overall business mix towards regulated operations, with EBITDA from regulated operations increasing from 51% to 72%[2]

•	Empire has complementary operations in the States of Missouri and Arkansas, with regional headquarters located in Joplin, Missouri

•	Empire has an experienced management team committed to providing customers with safe, reliable, cost effective utility services

•	Empire will maintain its headquarters in Joplin after the acquisition

•	APUC expects to retain all existing Empire employees and the Empire management team will lead Liberty Utilities’ Central US Region

•	Empire’s customer rates unaffected by the acquisition

OAKVILLE, ON and JOPLIN, MO Feb 9, 2016 - Algonquin Power & Utilities Corp. ("APUC") (TSX: AQN) and The Empire District Electric Company (“Empire”) (NYSE:EDE) today announced that a subsidiary of Liberty Utilities Co. (“Liberty Utilities”), APUC's wholly owned regulated utility business, has entered into an agreement and plan of merger pursuant to which Liberty Utilities will indirectly acquire Empire and its subsidiaries (the “Transaction”).

Under the terms of the all-cash transaction, which has been unanimously approved by the Board of Directors of each company, Empire’s shareholders will receive US$34.00 per common share (the “Purchase Price”), representing an aggregate purchase price of approximately C$3.4 billion (US$2.4 billion), including the assumption of approximately C$1.3 billion (US$0.9 billion) of debt as of September 30, 2015. The Purchase Price represents a 21% premium to the closing price on February 8, 2016 and a 50% premium to Empire’s unaffected share price on December 10, 2015.

Closing of the Transaction is subject to customary closing conditions, including the approval of Empire’s common shareholders, and the receipt of certain state and federal regulatory and government approvals, including approval of the relevant commissions of the states of Arkansas, Kansas, Missouri and Oklahoma (collectively, the State Commissions), the Federal Communications Commission (the FCC), the Committee on Foreign Investment in the United States and the Federal Energy Regulatory Commission (the FERC), and the expiration or termination of the waiting period under the Hart-Scott-Rodino Act. The Transaction is expected to close in Q1 2017.

At the closing of the Transaction, Empire will become a wholly-owned subsidiary of Liberty Utilities and will cease to be a publicly-held corporation. Until such time as the acquisition closes, Empire expects to pay its regular quarterly dividends at the annualized rate (currently US $1.04 per share).

The Empire District Electric Company is a Joplin, Missouri based regulated electric, gas (through its wholly-owned subsidiary The Empire District Gas Company), and water utility, collectively serving approximately 218,000 customers in Missouri, Kansas, Oklahoma, and Arkansas.

“The acquisition of Empire represents a continuation of our disciplined growth strategy which strengthens and diversifies Algonquin’s existing businesses and strategically expands our regulated utility footprint in the mid-west United States. The addition of this large, well run utility to the Algonquin family will support our 10% annual dividend growth target through significant accretion to shareholder cash flows and earnings,” commented Ian Robertson, Chief Executive Officer of APUC. Empire’s service territories, business lines and corporate culture are highly complementary to Liberty Utilities and we will continue Empire’s history of prudently investing in its systems, communities and employees,” Robertson added.

As noted by Brad Beecher, Empire’s President and Chief Executive Officer, “Over the years, Empire has focused its energies on its core values of providing safe, reliable and economical service to its customers, a fair return to its shareholders, and a safe and positive work experience for its employees. We are not only pleased that our shareholders will be fairly compensated for their investment in Empire, but also that we’ve found a partner who shares our same values, is dedicated to continuing to serve our customers and communities at a high level, and is committed to maintaining the strong working relationships we have developed with our regulatory agencies.”

Transaction Highlights

Significant Growth in Regulated Utility Operations

Upon closing, the Transaction will add C$4.1 billion of utility assets and 218,000 customers to Liberty Utilities’ current portfolio of utility operations resulting in a total asset base of APUC of C$8.9 billion, an 87% increase. As a result of the Transaction, APUC’s business mix will shift towards regulated utility operations, with EBITDA from regulated utility operations increasing from 51% to 72% on a pro forma basis.

Consistent with APUC’s Financial Goals

The Transaction is expected to be immediately accretive at close to APUC’s EPS and FFOPS and generate average annual accretion to EPS and FFOPS of approximately 7% to 9% and 12% to 14%, respectively, for the three year period following closing. The Transaction will provide additional support to APUC’s annual dividend growth target of 10%.

The financing plan to complete the Transaction is designed to maintain APUC’s current credit profile and strong investment grade credit ratings.

APUC and Empire Have Complementary Operations

Empire is a regulated investment grade utility with approximately 90% of its on system revenue from Missouri and Arkansas, regulatory jurisdictions that Liberty Utilities has operated in for many years. The Transaction further diversifies Liberty Utilities’ electric, gas, and water utility operations and provides an entry into two new markets in Oklahoma and Kansas.

Empire’s management team will strengthen Liberty Utilities’ leadership team, particularly in the mid-states region. Both companies have compatible cultures with a focus on safety, reliability, customer service and efficiency.

Commitment to Empire’s Communities, Customers and Employees

Following the close of the Transaction, Empire will continue to be regulated by the State Commissions, the FCC and the FERC and will continue to operate under the Empire name. The transaction will not affect Empire’s customers or their rates paid for service. APUC intends to maintain the existing Empire operating and management structure within its Liberty Utilities umbrella. No changes to management or employee staffing at Empire are expected as a result of the Transaction, and Empire will maintain its existing headquarters location in Joplin, Missouri. Following closing of the Transaction, APUC expects to consolidate existing Liberty Utilities operations in the region under the Empire senior leadership. In addition, Liberty Utilities has pledged that Empire will maintain its historic levels of community involvement and charitable contributions and support in its existing service territories.

Acquisition Financing

APUC has obtained a US$1.6 (C$2.2) billion fully committed bridge debt financing from CIBC Capital Markets, J.P. Morgan, Scotiabank, and Wells Fargo to finance the Transaction. Permanent financing is expected to be obtained by placements of common equity, preferred equity, convertible debentures and long term debt, along with the assumption of existing Empire indebtedness.

The timing of remaining financing activities will be influenced by the regulatory approvals process and is subject to prevailing market conditions.

Advisors

Wells Fargo Securities, LLC acted as lead Merger Advisor and JPMorgan acted as lead Financial and Strategic Advisor to APUC. Husch Blackwell LLP served as transaction legal counsel and Choate Hall & Stewart LLP served as finance legal counsel to APUC.

Moelis & Company LLC acted as exclusive financial advisor to Empire. Cahill Gordon & Reindel LLP served as legal counsel to Empire.

Teleconference Calls

APUC will host a conference call for investors and analysts at 4:30 pm Eastern Time on February 9th to discuss the Transaction. Analysts and investors can participate in the conference call by calling 416-847-6330 or toll free 1-866-530-1553 and entering passcode 7046446.

For those unable to attend the live call, a digital recording will be available for replay two hours after the call by dialing 1-888-203-1112 or 647-436-0148, access code 7046446, from Friday, February 9, 2016 until Tuesday, February 23, 2016.

Presentation slides for the conference call are available on the APUC website at www.algonquinpower.com

Empire will host a conference call for investors and analysts at 1:00 pm Eastern Time on February 11th to discuss the Transaction. Analysts and investors can participate in the conference call by calling 1-888-243-4451 (within the United States) or 1-855-669-9657 (within Canada) or 1-412-542-4135 (outside North America) and ask to be joined to the Empire District Electric Company call.

For those unable to attend the live call, a digital recording will be available for replay one hour after the call by dialing 1-877-344-7529 (within the United States), 1-855-669-9658 (within Canada) or 1-412-317-0088 (outside North America), access code 10081053, from Thursday, February 11, 2016 until Thursday, February 18, 2016.

Presentation slides for the conference call will be made available on the Empire website at www.empiredistrict.com

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities Corp. is a $4.8 billion North American diversified generation, transmission and distribution utility. The Distribution Group provides rate regulated water, electricity and natural gas utility services to approximately 560,000 customers in the United States. The Generation Group owns a portfolio of North American based contracted wind, solar, hydroelectric and natural gas powered generating facilities representing more than 1,100 MW of installed capacity. The Transmission Group invests in rate regulated electric transmission and natural gas pipeline systems in the United States and Canada. APUC delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its regulated distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A and AQN.PR.D. Visit APUC at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

About The Empire District Electric Company

Based in Joplin, Missouri, The Empire District Electric Company (NYSE: EDE) is an investor-owned, regulated utility providing electricity, natural gas (through its wholly owned subsidiary The Empire District Gas Company), and water service, with approximately 218,000 customers in Missouri, Kansas, Oklahoma, and Arkansas. A subsidiary of Empire also provides fiber optic services. For more information regarding Empire, visit www.empiredistrict.com.

Additional Information and Where to Find It

The proposed transaction will be submitted to shareholders of Empire for their consideration. In connection with the transaction, Empire will file a proxy statement and other materials with the U.S. Securities and Exchange Commission (the SEC). This communication is not a substitute for the proxy statement or any other document that Empire may send to its shareholders in connection with the proposed transaction. EMPIRE SHAREHOLDERS ARE ADVISED TO READ THE PROXY STATEMENT FOR THE PROPOSED TRANSACTION WHEN IT IS FILED, AND ANY AMENDMENT OR SUPPLEMENT THERETO THAT MAY BE FILED, WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EMPIRE AND THE TRANSACTION. All such documents, when filed, are available free of charge at the SEC’s website at www.sec.gov, at Empire’s website at www.empiredistrict.com or by sending a written request to Corporate Secretary, The Empire District Electric Company, 602 S. Joplin Avenue, Joplin, Missouri 64801.

Participants in the Solicitation

Empire and its directors and executive officers are deemed to be participants in any solicitation of Empire shareholders in connection with the proposed transaction. Information about Empire directors and executive officers is available in Empire’s definitive proxy statement, filed on March 18, 2015, in connection with its 2015 annual meeting of shareholders, and in Empire’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014.

Non-solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Information Concerning Forward-Looking Statements

Certain matters discussed in this press release are “forward-looking statements” within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995 and are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about beliefs, expectations, estimates, projections, goals, forecasts, assumptions, risks and uncertainties, are forward-looking statements. Forward-looking statements are often characterized by the use of words such as “believes,” “estimates,” “expects,” “projects,” “may,” “intends,” “plans,” “anticipates,” “pro forma,” “predicts,” “seeks,” “could,” “would,” “will,” “can,” “continue” or “potential” and the negative of these terms or other comparable or similar terminology or expressions. The forward-looking statements in this press release include, without limitation, statements relating to Liberty Utilities’ proposed acquisition of Empire, shareholder and regulatory approvals, the completion of the proposed transaction, benefits of the proposed transaction, and anticipated future financial measures and operating performance and results, including estimates for growth. These statements reflect APUC’s and Empire’s management’s current beliefs and are based on information currently available to APUC management and Empire management. Forward-looking statements involve significant risk, uncertainties and assumptions. Certain factors or assumptions have been applied in drawing the conclusions contained in the forward-looking statements (some of which may prove to be incorrect). APUC and Empire caution readers that a number of factors could cause actual results, performance or achievement to differ materially from the results discussed or implied in the forward-looking statements. Important factors that could cause actual results, performance and results to differ materially from those indicated by any such forward-looking statements include risks and uncertainties relating to the following: (i) the risk that Empire may be unable to obtain shareholder approval for the proposed transaction or that Liberty Utilities or Empire may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or that required governmental and regulatory approvals or agreements with other parties interested therein may delay the proposed transaction or may be subject to or impose adverse conditions or costs; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; or could otherwise cause the failure of the merger to close; (iii) the risk that a condition to the closing of the proposed transaction may not be satisfied; (iv) the failure to obtain, or to obtain on favorable terms, any financing necessary to complete the merger; (v) the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the proposed merger; (vi) the receipt of an unsolicited offer from another party to acquire assets or capital stock of Empire that could interfere with the proposed merger; (vii) the timing to consummate the proposed transaction; (viii) the costs incurred to consummate the proposed transaction or any financing transaction related to the proposed transaction, or to realize any benefits of the proposed transaction; (ix) the credit ratings of the companies following the proposed transaction; (x) disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees, regulators or suppliers; (xi) the diversion of management time and attention on the transaction; (xii) general worldwide economic conditions and related uncertainties; (xiii) the effect and timing of changes in laws or in governmental regulations (including environmental laws and regulations); (xiv) the timing and extent of changes in interest rates, commodity prices and demand and market prices for gas and electricity; and (xv) other factors discussed or referred to in the “Risk Factors” section of APUC’s most recent Annual Information Form filed with securities regulators in Canada and such other materials that APUC may file in connection with the proposed transaction with securities regulators in Canada or in the “Risk Factors” or “Forward Looking Statements” sections of Empire’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (the SEC) and in subsequently filed Forms 10-Q and 8-K.

Additional risks and uncertainties will be discussed in the proxy statement and other materials that Empire will file with the SEC in connection with the proposed transaction. There can be no assurance that the proposed transaction will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the proposed acquisition will be realized. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. Each forward-looking statement in this press release speaks only as of the date of the particular statement. For additional information with respect to certain of the risks or factors, reference should be made to the management’s discussion and analysis section of APUC’s most recent annual report, quarterly report and Annual Information Form and to Empire’s filings with the SEC. Except as required by law, APUC and Empire disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Information Concerning Non-GAAP Measures

The terms EBITDA and “Funds From Operations Per Share” are used in this press release. The terms EBITDA and “Funds From Operations Per Share” are not recognized measures under GAAP. There is no standardized measure of EBITDA and “Funds From Operations Per Share”, consequently APUC’s and Empire’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. A calculation and analysis of EBITDA and “Funds From Operations Per Share” can be found below.

EBITDA

EBITDA is a non-GAAP measure used by many investors to compare companies on the basis of ability to generate cash from operations. APUC uses EBITDA to assess the operating performance of APUC without the effects of (as applicable): depreciation and amortization expense, income tax expense or recoveries, acquisition costs, litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests and gain or loss on foreign exchange, earnings or loss from discontinued operations and other typically non-recurring items. APUC adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the company. APUC believes that presentation of this measure will enhance an investor’s understanding of APUC’s operating performance. EBITDA is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with GAAP.

Funds from Operations Per Share

Funds from operations is a non-GAAP measure used by investors to compare cash flows from operating activities without the effects of certain volatile items that generally have no current economic impact or items such as acquisition expenses and are viewed as not directly related to a company’s operating performance. APUC uses adjusted funds from operations to assess its performance without the effects of (as applicable) changes in working capital balances, acquisition expenses, litigation expenses, cash provided or used in discontinued operations and other typically non-recurring items affecting cash from operations as these are not reflective of the long-term performance of the underlying businesses of APUC. Funds from operations per share is calculated based on the weighted average number of basic common shares outstanding. APUC believes that analysis and presentation of funds from operations on this basis will enhance an investor’s understanding of the operating performance of its businesses. It is not intended to be representative of cash flows from operating activities as determined in accordance with GAAP.

For further information, please contact:

APUC Contacts:

INVESTOR RELATIONS
Ian Tharp
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
905-465-6770
ian.tharp@apucorp.com

Empire Contacts:

INVESTOR RELATIONS Dale Harrington Secretary and Director of Investor Relations 417-625-4222 dharrington@empiredistrict.com	MEDIA COMMUNICATIONS Julie Maus Director of Corporate Communications 417-625-5101 jmaus@empiredistrict.com

SCHEDULE B

News Release Relating to the Offering

(See attached.)

February 9, 2016

Algonquin Power & Utilities Corp. Announces C$1 Billion Bought Deal Offering of Convertible Debentures Represented by Instalment Receipts

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES OR TO UNITED STATES PERSONS

Oakville, Ontario, February 9, 2016: Algonquin Power & Utilities Corp. ("APUC" or the “Company”) (TSX:AQN) today announced that APUC and its direct wholly-owned subsidiary, Liberty Utilities (Canada) Corp. (the "Selling Debentureholder"), have entered into an agreement with a syndicate of underwriters (the “Underwriters”) led by CIBC Capital Markets and Scotiabank, under which the Underwriters have agreed to buy, on a bought deal basis, C$1 billion aggregate principal amount of 5.00% convertible unsecured subordinated debentures ("Debentures") of APUC (the "Offering"). In connection with the Offering, the underwriters have also been granted a 15% over-allotment option to purchase additional Debentures within 30 days from the date of the closing of the Offering solely to cover over-allotments, if any, and for market stabilization purposes.

All Debentures are being sold on an instalment basis at a price of C$1,000 per Debenture, of which C$333 is payable on the closing of the Offering (the “First Instalment”) and the remaining C$667 (the “Final Instalment”) is payable on a date (the "Final Instalment Date") to be fixed by APUC following satisfaction of all conditions precedent to the closing of APUC's acquisition of The Empire District Electric Company (NYSE:EDE) (“Empire”).

On February 9th, 2016 APUC announced that a subsidiary of Liberty Utilities Co., the holder of APUC’s wholly owned regulated utility business, has entered into an agreement and plan of merger pursuant to which Liberty Utilities will indirectly acquire Empire and its subsidiaries (the “Acquisition”).

Under the terms of the all-cash transaction, which has been unanimously approved by the Board of Directors of both companies, Empire’s shareholders will receive US$34.00 per common share (the “Purchase Price”), representing an aggregate purchase price of approximately C$3.4 billion (US$2.4 billion), including the assumption of approximately C$1.3 billion (US$0.9 billion) of debt. “The acquisition of Empire strategically expands our regulated utility footprint in the mid-west United States. The addition of this large, well run utility to the Algonquin family will support our 10% annual dividend growth target through significant accretion to shareholder cash flows and earnings.” commented Ian Robertson, Chief Executive Officer, APUC. “Empire’s service territories, business lines and corporate culture are a great overlay for Liberty Utilities and we will continue Empire’s history of investing in its systems, communities and employees.” Robertson added.

Prior to the Final Instalment Date, the Debentures will be represented by instalment receipts. An application will be made to list the instalment receipts on the Toronto Stock Exchange. The Debentures will not be listed. Completion of the Offering will be subject to the acceptance and approval of the Toronto Stock Exchange.

The Debentures will mature on March 31, 2026 and will bear interest at an annual rate of 5.00% per C$1,000 principal amount of Debentures (an effective annual yield of 15.0% based on a first instalment of C$333 until and including the Final Instalment Date. Interest will be payable quarterly in arrears in equal instalments on the 15th day of March, June, September and December of each year (or the next business day if the 15th falls on a weekend or holiday). The first interest payment will be made on June 15, 2016 in the amount of C$14.5205 per C$1,000 principal amount of Debentures and will include interest payable from and including the closing of the Offering. On the day following the Final Installment Date, the interest rate payable on the Debentures will fall to an annual rate of 0%.

If the Final Instalment Date occurs on a day that is prior to the first anniversary of the closing of the Offering, holders of Debentures who have paid the Final Instalment on or before the Final Instalment Date will be entitled to receive, on the business day following the Final Instalment Date, in addition to the payment of accrued and unpaid interest to and including the Final Instalment Date, an amount equal to the interest that would have accrued from the day following the Final Instalment Date to and including the first anniversary of the closing of the Offering (the "Make-Whole Payment"). No Make-Whole Payment will be payable if the Final Instalment Date occurs on or after the first anniversary of the closing of the Offering.

At the option of holders and provided that payment of the final instalment has been made, each Debenture will be convertible into common shares of APUC ("Common Shares") at any time on or after the Final Instalment Date, but prior to the earlier of maturity or redemption by the Company, at a conversion price of C$10.60 per Common Share, being a conversion rate of 94.3396 Common Shares per C$1,000 principal amount of Debentures, subject to adjustment in certain events. A notice to holders of the instalment receipts will set the Final Instalment Date, which shall be not less than 15 days nor more than 90 days following the date of such notice.

Prior to the Final Instalment Date, the Debentures may not be redeemed by the Company, except that Debentures will be redeemed by the Company at a price equal to their principal amount plus accrued and unpaid interest following the earlier of: (i) notification to holders that the conditions necessary to approve the acquisition of Empire will not be satisfied; (ii) termination of the acquisition agreement; and (iii) September 11, 2017 if notice of the Final Instalment Date has not been given to holders on or before September 8, 2017. Upon any such redemption, the Company will pay for each Debenture: (i) C$333 plus accrued and unpaid interest to the holder of the instalment receipt; and (ii) C$667 to the Selling Debentureholder on behalf of the holder of the instalment receipt in satisfaction of the final instalment. In addition, after the Final Instalment Date, any Debentures not converted may be redeemed by APUC at a price equal to their principal amount plus any unpaid interest, which accrued prior to and including the Final Instalment Date.

At maturity, APUC will have the right to pay the principal amount due in cash or in Common Shares. In the case of Common Shares, such shares will be valued at 95% of their weighted average trading price on the Toronto Stock Exchange for the 20 consecutive trading days ending five trading days preceding the maturity date.
The net proceeds of the first instalment payment from the Offering are expected to be C$313,000,000 (the “Initial Proceeds”) (assuming no exercise of the Offering’s over-allotment option). The Initial Proceeds will initially be utilized to (a) reduce amounts outstanding on the Company’s revolving term credit facilities (on a consolidated basis) or (b) invest in short-term interest bearing securities with investment grade counterparties. In the event the Initial Proceeds are used to reduce outstanding indebtedness, APUC will maintain readily available capacity on its revolving term credit facilities (on a consolidated basis) in an amount at least equal to the Initial Proceeds. The net proceeds of the Final Instalment from the Offering are expected to be C$647,000,000 (assuming no exercise of the Offering’s over-allotment option), and will be used, together with the Initial Proceeds to finance, directly or indirectly, part of the purchase price payable for the Acquisition and for other Acquisition-related expenses.

The Offering is subject to the receipt of all necessary regulatory and stock exchange approvals. Closing of the Offering is expected to occur on or about March 1, 2016.

The syndicate of Underwriters for the Offering is being led by CIBC Capital Markets and Scotiabank. Information about the Offering can be found on SEDAR at www.sedar.com and APUC’s website at www.algonquinpowerandutilities.com.

The Offering is only being made by short form prospectus. Copies of the short form prospectus may be obtained from any of the underwriters referred to above. Investors should read the short form prospectus before making an investment decision. There will not be any sale of the securities being offered until a receipt for the final short form prospectus has been issued. The description of the Debentures and the instalment receipts representing the Debentures set forth above is qualified in its entirety by the trust indenture and instalment receipt and pledge agreement, respectively, and the summary thereof contained in the short form prospectus.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended. This press release is not an offer of securities for sale in the United States and the securities may not be offered or sold in the United States.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws with respect to, among other things, the timing and completion of each of the acquisition of Empire and the closing of the Offering; the use of the net proceeds from the Offering; expected earnings per share and cash accretions as a result of the acquisition; common and preferred equity, debt and other financings and cash flows; the listing of securities on and approval of the Toronto Stock Exchange; the timing of payment of each of the first instalment and final instalment payments; and the timeliness to obtain regulatory approvals and other conditions precedent to completing the acquisition. Important factors that could cause actual results, performance and results to differ materially from those indicated by any such forward-looking statements include risks and uncertainties relating to the following: (i) the risk that Empire may be unable to obtain shareholder approval for the proposed acquisition or that APUC or Empire may be unable to obtain governmental and regulatory approvals required for the proposed acquisition, or required governmental and regulatory approvals may delay the proposed acquisition; (ii) the risk that other conditions to the closing of the proposed acquisition may not be satisfied; (iii) the timing to consummate the proposed Offering and acquisition; (iv) disruption from the proposed acquisition making it more difficult to maintain relationships with customers, employees, regulators or suppliers; (v) the diversion of management time and attention on the acquisition; (vi) general worldwide economic conditions and related uncertainties; (vii) the effect and timing of changes in laws or in governmental regulations (including environmental laws and regulations); (viii) the timing and extent of changes in interest rates, commodity prices and demand and market prices for electricity; and (ix) other factors discussed or referred to in the “Risk Factors” section of APUC’s most recent Annual Information Form filed with securities regulators in Canada and will be set out in the risk factors described in the short form prospectus to be filed with securities regulators in Canada in connection with the Offering. There can be no assurance that the proposed acquisition will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the proposed acquisition will be realized. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. By its nature, forward-looking information requires APUC to make assumptions and is subject to inherent risks and uncertainties. These statements reflect APUC management’s current beliefs and are based on information currently available to APUC management. There is risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that APUC’s assumptions may not be correct and that actual results may differ materially from such forward-looking information. A further list and description of risks and uncertainties with respect to APUC can be found in the management’s discussion and analysis section of APUC’s most recent annual report, quarterly report and Annual Information Form. A further list and description of risks and uncertainties with respect to Empire can be found in Empire’s Annual Report on Form 10K for the fiscal year ended December 31, 2014 and in its reports filed on Form 10Q and Form 8K. Except as required by law, APUC disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities Corp. is a $4.8 billion North American diversified generation, transmission and distribution utility. The Distribution Group operates in the United States and provides rate regulated water, electricity and natural gas utility services to approximately 500,000 customers. The non-regulated Generation Group owns or has interests in a portfolio of North American based contracted wind, solar, hydroelectric and natural gas powered generating facilities representing more than 1,100 MW of installed capacity. The Transmission Group invests in rate regulated electric transmission and natural gas pipeline systems in the United States and Canada. APUC delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its regulated distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A and AQN.PR.D. Visit APUC at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

About The Empire District Electric Company

Based in Joplin, Missouri, The Empire District Electric Company (NYSE: EDE) is an investor-owned, regulated utility providing electricity, natural gas (through its wholly owned subsidiary The Empire District Gas Company), and water service, with approximately 218,000 customers in Missouri, Kansas, Oklahoma, and Arkansas. A subsidiary of Empire also provides fiber optic services. For more information regarding Empire, visit www.empiredistrict.com.

For further information, please contact:
APUC Contacts:
Ian Tharp
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
905-465-6770
ian.tharp@apucorp.com